# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Golden Ocean Group Limited, CIK 0001029145
CUSIP: G39637205
Title of class of securities: Common Shares, par value $0.05 per share
Address of issuer's principal executive offices: Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda (D0), HM 08
Date of event which requires filing of this statement: 03/04/2025
Filed by CIK 0001604481
Persons authorized to receive notices and communications: Ludovic Saverys, De Gerlachekaai 20, Antwerp, Belgium (C9), 2000, 32-3-247-59-11; Keith J. Billotti, Seward & Kissel LLP, One Battery Park Plaza, New York, New York (NY), 10004, 212-574-1200

## Reporting persons
- CMB.TECH Bermuda Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 81,363,730; sole dispositive power 0; shared dispositive power 81,363,730; aggregate amount beneficially owned 81,363,730 (40.8% of the class)
  Comment: *The reported percentage is based on 199,403,293 common shares of the Issuer outstanding as of December 31, 2024 as reported by the Issuer in its Form 6-K submitted on February 27, 2025.
- CMB.TECH NV (CIK 0001604481): type of reporting person: corporation (CO); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 0; shared voting power 81,363,730; sole dispositive power 0; shared dispositive power 81,363,730; aggregate amount beneficially owned 81,363,730 (40.8% of the class)
  Comment: *The reported percentage is based on 199,403,293 common shares of the Issuer outstanding as of December 31, 2024 as reported by the Issuer in its Form 6-K submitted on February 27, 2025.
- Compagnie Maritime Belge NV: type of reporting person: corporation (CO); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 0; shared voting power 81,363,730; sole dispositive power 0; shared dispositive power 81,363,730; aggregate amount beneficially owned 81,363,730 (40.8% of the class)
  Comment: *The reported percentage is based on 199,403,293 common shares of the Issuer outstanding as of December 31, 2024 as reported by the Issuer in its Form 6-K submitted on February 27, 2025.
- Saverco NV: type of reporting person: corporation (CO); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 0; shared voting power 81,363,730; sole dispositive power 0; shared dispositive power 81,363,730; aggregate amount beneficially owned 81,363,730 (40.8% of the class)
  Comment: *The reported percentage is based on 199,403,293 common shares of the Issuer outstanding as of December 31, 2024 as reported by the Issuer in its Form 6-K submitted on February 27, 2025.
- Alexander Saverys: type of reporting person: individual (IN); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 0; shared voting power 81,363,730; sole dispositive power 0; shared dispositive power 81,363,730; aggregate amount beneficially owned 81,363,730 (40.8% of the class)
  Comment: *The reported percentage is based on 199,403,293 common shares of the Issuer outstanding as of December 31, 2024 as reported by the Issuer in its Form 6-K submitted on February 27, 2025.
- Ludovic Saverys: type of reporting person: individual (IN); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 0; shared voting power 81,363,730; sole dispositive power 0; shared dispositive power 81,363,730; aggregate amount beneficially owned 81,363,730 (40.8% of the class)
  Comment: *The reported percentage is based on 199,403,293 common shares of the Issuer outstanding as of December 31, 2024 as reported by the Issuer in its Form 6-K submitted on February 27, 2025.
- Michael Saverys: type of reporting person: individual (IN); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 0; shared voting power 81,363,730; sole dispositive power 0; shared dispositive power 81,363,730; aggregate amount beneficially owned 81,363,730 (40.8% of the class)
  Comment: *The reported percentage is based on 199,403,293 common shares of the Issuer outstanding as of December 31, 2024 as reported by the Issuer in its Form 6-K submitted on February 27, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.05 per share
Name of issuer: Golden Ocean Group Limited
Address of issuer's principal executive offices: Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda (D0), HM 08

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed on behalf of: (i) CMB.TECH Bermuda Ltd. ("CMBT Subsidiary"), (ii) CMB.TECH NV ("CMBT"), (iii) Compagnie Maritime Belge NV ("CMB"), (iv) Saverco NV ("Saverco"), (v) Alexander Saverys, (vi) Ludovic Saverys, and (vii) Michael Saverys (the foregoing corporations and individuals are collectively referred to herein as the "Reporting Persons") with respect to the common shares, par value $0.05 per share (the "Shares") of Golden Ocean Group Limited (the "Issuer").

The identity, present principal occupation/employment, business address and citizenship of the executive officers, directors, and controlling persons (the "Principals") of each of CMBT, CMB and Saverco is set forth in Exhibit A hereto.
Residence or business address: The principal business address and principal office address of each of the Reporting Persons is De Gerlachekaai 20, 2000 Antwerp, Belgium.
Present principal occupation or employment:
The principal business of CMBT is marine transportation. The principal business of CMB is marine transportation. The principal business of Saverco is acting as an investment holding company.

As of the date of this Schedule 13D, (i) CMBT owns 100% of CMBT Subsidiary, (ii) CMB owns approximately 92.02% of the outstanding shares of CMBT, (iii) Saverco owns 100% of the outstanding shares of CMB, and (iv) Alexander Saverys, Ludovic Saverys and Michael Saverys each indirectly own approximately 33.33%, respectively, of the issued shares of Saverco.
Criminal convictions in the last five years: The Reporting Persons, and, to the best of their knowledge, the Principals have not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons, and, to the best of their knowledge, the Principals have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship: CMBT Subsidiary is incorporated and existing under the laws of Bermuda. Each of CMBT, CMB and Saverco is a naamloze vennootschap, or corporation, incorporated in Belgium. Each of Alexander Saverys, Ludovic Saverys and Michael Saverys are citizens of Belgium.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On March 4, 2025, CMBT Subsidiary entered into a share purchase agreement with Hemen Holding Limited ("Hemen"), the reference shareholder of the Issuer, for the acquisition of all 81,363,730 Shares (representing 40.8% of the Issuer's share capital (excluding treasury shares)) held by Hemen, at a purchase price of USD 14.49 per share, or an aggregate of USD 1,178,960,447.70 (the "Transaction").

To facilitate the acquisition of the Shares, on March 4, 2025 CMBT entered into a bridge facilities agreement with (i) Credit Agricole Corporate and Investment Bank, KBC Bank NV and Societe Generale as lead arrangers and underwriters, (ii) KBC Bank NV as coordinator, agent and security agent, and (iii) certain lenders listed therein (the "Bridge Facilities Agreement"). Pursuant to the Bridge Facilities Agreement, the lenders will make available to CMBT (a) a term loan bridge facility in an aggregate amount of USD 1,150,000,000 and (b) a term loan bridge facility in an aggregate amount of USD 250,000,000 (collectively, the "Loans"). CMBT has agreed to repay the Loans plus any accrued and unpaid interest in full on the date which is nine months following the date of the Bridge Facilities Agreement. CMBT has the option to extend the Bridge Facilities Agreement twice, in each instance for a period of six months.

The amount of the purchase price in excess of the proceeds of the bank financing described herein is funded from CMBT working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information included in Item 3 is hereby incorporated by reference into this Item 4.

This Transaction is part of CMBT's strategic objective of diversification and CMBT's intention to become a long-term shareholder in the Issuer, investing in a modern dry bulk fleet. To the extent the Transaction might impact the Issuer's financing agreements, CMBT has identified a bank syndicate to refinance all of the current outstanding debt at the level of the Issuer.

The Reporting Persons may, from time to time, engage in discussions with the board of directors and management of the Issuer, other shareholders of the Issuer, consultants, financial advisors, and other relevant parties regarding matters such as the Issuer's financial condition, strategy, business, assets, operations, capital structure and strategic plans. These discussions may include exploring potential strategic options, including commercial cooperation, operational and technical partnerships, and/or other forms of business combinations.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Other than as set forth in this Schedule 13D, the Reporting Persons do not have any plans or proposals as of the date of this filing which relate to or would result in any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: According to information provided in the Issuer's Current Report on Form 6-K submitted on February 27, 2025, the Issuer had 199,403,293 Shares issued and outstanding as of December 31, 2025. Based on the foregoing, as of the date of this filing the Reporting Persons may be deemed the beneficial owners of 81,363,730 Shares, representing approximately 40.8% of the Issuer's issued and outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this filing the Reporting Persons may be deemed to have the shared power to vote and dispose of 81,363,730 Shares.
Transactions in the class effected during the past sixty days: To the best of the Reporting Persons' knowledge, there are no transactions in the Shares effected by the Reporting Persons during the past 60 days and not previously reported in this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information included in Item 3 and Item 4 is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Directors and Officers.

Exhibit B: Joint Filing Agreement.

Exhibit C: Share Purchase Agreement, dated March 4, 2025, by and between CMB.TECH Bermuda Ltd. and Hemen Holding Limited.

Exhibit D: Bridge Facilities Agreement, dated March 4, 2025, by and between CMB.TECH NV and (i) Credit Agricole Corporate and Investment Bank, KBC Bank NV and Societe Generale as lead arrangers and underwriters, (ii) KBC Bank NV as coordinator, agent and security agent, and (iii) certain lenders listed therein.

## Signatures
- CMB.TECH Bermuda Ltd.: /s/ Ludovic Saverys, Ludovic Saverys, Director (03/11/2025)
- CMB.TECH NV: /s/ Ludovic Saverys, Ludovic Saverys, Chief Financial Officer (03/11/2025)
- Compagnie Maritime Belge NV: /s/ Ludovic Saverys, Ludovic Saverys, Chief Financial Officer (03/11/2025)
- Saverco NV: /s/ Ludovic Saverys, Ludovic Saverys, Director (03/11/2025)
- Alexander Saverys: /s/ Alexander Saverys, Alexander Saverys (03/11/2025)
- Ludovic Saverys: /s/ Ludovic Saverys, Ludovic Saverys (03/11/2025)
- Michael Saverys: /s/ Michael Saverys, Michael Saverys (03/11/2025)